Exhibit 99.1

Peter R. Culpepper

PO Box 32429

Knoxville, TN 37930

January 3, 2017

Board of Directors

Provectus Biopharmaceuticals, Inc.

7327 Oak Ridge Highway

Knoxville, TN 37931

RE: Notice of Termination

Gentlemen:

This letter is to respond to the letter dated December 28, 2016 from Alfred E. Smith IV (the “December 28 Letter”) purporting to terminate me “for Cause” from positions I hold as an officer of Provectus Biopharmaceuticals, Inc. (“Provectus”) and demanding payment of sums claimed to be due because of the termination of my employment or otherwise.

Initially, I repeat what I said in the email I sent to Mr. Smith on the morning of December 28 shortly after I received the December 28 Letter:

•	The allegations of Cause in the December 28 Letter are entirely incorrect.

•	By abruptly terminating my involvement with Provectus at a time when Provectus is in the process of seeking financing it needs to be able to continue its efforts to obtain FDA approval of its two prescription drug candidates PV-10 and PH-10 and at a time when I have been deeply involved in discussions with major pharmaceutical companies regarding production and marketing of PV-10 when it is approved by the FDA, without anybody to replace me in either of those endeavors, Provectus’ Board of Directors is putting Provectus in severe jeopardy.

Because my employment was terminated by Provectus on December 28, 2016 without Cause,

1.	Under Section 6 (b) of the Amended and Restated Executive Employment Agreement dated April 28, 2014 between Provectus and me (my “Employment Agreement”), I am entitled to an amount equal to my Base Salary ($500,000 per year) for a period of 24 months, of which my Base Salary through the end of 2016 was to be paid in accordance with Provectus’ regular payroll practices and the remainder is to be paid to me in one lump sum in January 2017.

2.	There has been no effect on my obligations under the June 6, 2014 Settlement Agreement. The sum I am required to pay continues to be $1,120,000, minus the $433,333 I have already paid, with $166,667 remaining due by October 3, 2017, with regard to the current year.

The December 28 Letter says the decision to terminate my employment was based upon the provisions set forth in subsections (iv) and (v) of the definition of “for Cause” in Section 5(d) of my Employment Agreement. Subsection (iv) relates to my “willfully or recklessly refusing to perform material duties reasonably assigned to [me] by the Company’s Board.” I am not aware of any instance in which I failed to perform any duties assigned to me by the Company’s Board. Indeed, the Board never assigned me or any of the other officers of Provectus any duties or otherwise became involved in what I or any of the other officers did with regard to Provectus’ activities. Certainly, except for an incorrect belief that I was responsible for monitoring expense accounts, nobody on the Board ever told me the Board, or any Board member, felt I was not fully and adequately performing my duties as an officer of Provectus.

Subsection (v) relates to my “continued willful or gross malfeasance or nonfeasance of the material duties assigned to [me] by the Company’s Board.” As I noted in the preceding paragraph, the Board never assigned me or any of the other officers any duties. And no instance has ever been called to my attention in which the Board asserted I had been involved in malfeasance or nonfeasance of duties assigned to me by the Board, nor could it, because the non-officer members of the Board never asked or knew what I had, and what I had not, undertaken to do. Indeed, even the December 28 Letter incorrectly says I was being terminated as Chief Accounting Officer, a position I never held. And with regard to travel advances to Craig Dees, Provectus’ internal controls specifically stated that I did not have the authority to authorize any expenses, which includes travel expenses incurred by Craig Dees or other Provectus employees.

The December 28 Letter goes on to state that Soldinger & Associates are of the opinion that I owe Provectus $294,255. That is a grossly incorrect assertion. In late October 2016, Soldinger provided me a schedule showing instances in which it believed I had received credit on my American Express card for airplane tickets or other items that had been purchased for trips that were cancelled and had failed to pass those credits through to Provectus. The assertion surprised me, because it was my practice annually to reconcile all expenses I had incurred and reimbursements I had received, and my most recent reconciliation, which was for 2015, showed a small balance due to me from Provectus. Nonetheless, while I was able to reconcile many of the discrepancies pointed to by Soldinger, and in mid-November I provided Soldinger with 18 spread sheets showing the reconciliations, I was unable to locate credits to Provectus with regard to approximately $39,000 of 2015 and prior year items. This was a relatively small amount considering that I travelled a great deal, and incurred hundreds of thousands of dollars per year of travel expenses in 2015 and the preceding years. Nonetheless, I told Soldinger that unless I was able to reconcile the remaining approximately $39,000, I would credit that sum against the next reimbursable expenses I incur. I have subsequently applied approximately $28,000 against expenses for which I was entitled to reimbursement, and will be applying the remaining approximately $11,000 against expenses shown on an expense report I will be submitting shortly.

I am aware that Soldinger questioned reimbursement I received for foreign currency I used to pay for meals which I hosted at restaurants in foreign countries for which I paid cash, because the restaurants would not accept American Express cards, and my only credit card is an American Express card. I did not get receipts for these restaurant charges (although I have detailed emails and written notes regarding these and related travel and entertainment expenses), and therefore could not prove the exact amounts I spent. However, I pointed out to

Soldinger that I had spent 51 days on business trips to foreign countries in 2015, but had charged only 5 meals on my American Express card, and I had spent 34 days on business trips to foreign countries in 2014, but had charged only four meals on my American Express card. Since it was my practice to pay for lunches and dinners at which I entertained prospective investors or prospective production or distribution partners, I obviously spent a great deal of foreign currency paying for meals while I was out of the United States.

When I sent the information described above to Soldinger, I suggested that somebody come to Provectus’ offices to go over with me my backup for my reconciliations. However, I never heard back from anybody at the Soldinger firm.

At least as troubling as the unfair and unsupportable assertions made against me is the fact that the Board acted abruptly, right in the middle of a financing effort, without speaking with me about the status of my conversations with potential production or distribution partners, and without anybody who could carry on those conversations.

Unfortunately, that is not surprising. The non-officer directors have through the years shown little or no interest in Provectus’ business. Although Kelly McMasters has been a director since 2008, Alfred Smith IV has been a director since 2011 and Jan Koe has been a director since 2012, in all the years until Craig Dees resigned as CEO in February 2016, there had been only one Board meeting, either in person or by telephone. All other Board action was taken by written consent. The non-officer directors either had never met Craig Dees, who was Provectus’ CEO from its founding until February 2016, or had met him only at that single Board meeting. Only one of the three non-officer directors had ever been to our offices, and that director came only for a late evening visit as he was passing through Knoxville. If it had not been for reports I gave individually to directors from time to time, they would not have known anything about what was happening at Provectus. And only one of the three non-officer directors owns any stock of Provectus. I have been urging the Board since Craig Dees resigned as CEO in February 2016 to add a new CEO who has medical or scientific knowledge and additional directors who have the background to be able to understand what Provectus has to do to get PV-10 and PH-10 approved and brought to market.

I will be happy to meet with the directors both to discuss the unfounded claim that there was Cause for termination of my employment and to discuss a change in corporate governance that may permit Provectus to raise the funds it needs to continue in existence and to take advantage of what I and many other people believe is a major scientific breakthrough. I have an important role to play in the future of Provectus, and currently there is nobody else who can do what I have been doing. It would be most unfortunate if the Provectus Board prevented me from completing the tasks I have undertaken.

Very truly yours,

Peter Culpepper

Cc:	Jan E. Koe

Kelly M. McMasters

Timothy C. Scott

Alfred E. Smith IV

Eric A. Wachter

3